Filed Pursuant to Rule 433
Registration No: 333-134553

Preliminary Terms and Conditions, October 4, 2007	Telephone: +1 212 528 1009

Lehman Brothers
Gold-Linked Capped Participation Notes
Non-Principal Protected

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/AA–)
Issue Size:	$[TBD]
CUSIP:	52517P6W6
Trade Date:	[October 26, 2007]
Issue Date:	[October 31, 2007]
Maturity Date:	[November 2, 2009], or if such date is not a Business Day, the immediately succeeding Business Day.
Valuation Date:

[October 26, 2009], or if such date is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described in “Disruption Events” below).

Reference Commodity:	Gold
Gold Strike:	The Gold Price on the Trade Date, as set forth below: $[TBD]
Final Gold Price:	The Gold Price on the Valuation Date.
Gold Price:

The official afternoon fixing price, stated in U.S. dollars per fine troy ounce, as calculated and quoted by the London Bullion Market Association (the “LBMA”) (subject to the occurrence of a Disruption Event).

Redemption Amount:	A single U.S. dollar payment on the Maturity Date per $10,000 note equal to the following:
	$10,000 + ($10,000 x Max Return)	If the Gold Return is greater than or equal to [9.000%]
	$10,000 + ($10,000 x Gold Return x Participation Rate)	if the Gold Return is greater than 0.000% but less than [9.000%]
	$10,000	if the Gold Return is greater than or equal to [–10.000%] but equal to or less than 0.000%
	$10,000 + $10,000 x (Gold Return + 10.0%)	if the Gold Return is less than [–10.000%]

The notes are only [10%] principal protected, even if held to maturity, and you may lose a substantial part of your investment. If the Gold Return is less than [–10.0%] (that is, the Final Gold Price has declined by more than [10%] relative to the Gold Strike), you will lose principal in proportion to the percentage by which the decline in the Final Gold Price relative to the Gold Strike exceeds [10%]. Accordingly, in such circumstances the Redemption Amount per $10,000 note will be less than, and may be substantially less than, $10,000, and may be as little as [$1,000] (a loss of up to [$9,000] per $10,000 note).

Gold Return:	The following fraction, expressed as a percentage (rounded to three decimal places):
Final Gold Price – Gold Strike
Gold Strike
Max Return:	[18.000%]
Participation Rate:	[200%]
Disruption Events:

If a Disruption Event is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Gold Return using the Final Gold Price on the immediately succeeding Valuation Business Day on which no Disruption Event occurs or is continuing; provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) that third Valuation Business Day shall be deemed the Valuation Date; and (b) the Calculation Agent will determine the Final Gold Price on such day in its sole and absolute discretion taking into account the latest available quotation for the Gold Price and any other information that in good faith it deems relevant.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:
(A) the suspension of or material limitation on trading in Gold, or futures contracts or options related to Gold, on the Relevant Market;

(B)                                either (i) the failure of trading to commence, or permanent discontinuance of trading, in Gold, or futures contracts or options related to Gold, on the Relevant Market, or (ii) the disappearance of, or of trading in, Gold; or

(C) the failure of the LBMA to calculate or publish the official fixing price of Gold for that day (or the information necessary for determining the official fixing prices).
For the purpose of determining whether a Disruption Event has occurred:

(1)                                  a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(2)                                  a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LBMA in the Relevant Market under ordinary circumstances.

Relevant Market:

The market in London on which members of the LBMA, or any successor thereto, quote prices for the buying and selling of Gold, or if such market is no longer the principal trading market for Gold or options or futures contracts for Gold, such other exchange or principal trading market for Gold as determined in good faith by the Calculation Agent which serves as the source of prices for Gold, and any principal exchanges where options or futures contracts on Gold are traded.

Valuation Business Day:	A day on which members of the LBMA are, or in the good faith judgment of the Calculation Agent would in the ordinary course be, quoting prices for the buying and selling of Gold.
Business Days:	New York
Underwriter:	Lehman Brothers Inc.
Calculation Agent	Lehman Brothers Commodity Services Inc.
Denomination:	US$10,000 and integral multiples of US$1,000
Issue Type:	US MTN
Fees:		Price to Public (1)(2)	Fees (3)	Proceeds to the Issuer
	Per note	$10,000	$150.00	$9,850.00
Total

(1)          We are offering the notes to certain fiduciary accounts at variable prices of between $9,900.00 and $9,925.00 per note pursuant to one or more negotiated transactions, and Lehman Brothers Inc., with respect to any sales made to such accounts, will forego all or a portion of its fees.  Lehman Brothers Inc. will offer the notes to all other purchasers at a purchase price of $10,000 per note. Lehman Brothers Inc. may pay selling concessions or fees to other dealers not in excess of $100.00 per note.

(2)          The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(3) Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement.

An investment in the notes is subject to risks associated with the performance of the price of gold, and you may lose a substantial part of your investment.

The notes are only [10%] principal protected, even if held to maturity, and because the notes do not bear interest, the return on the notes at maturity is entirely dependent on the Gold Return, which in turn depends on the Final Gold Price. If the Gold Return is equal to or less than 0.00% but greater than or equal to [–10.0%] on the Valuation Date (that is, the Final Gold Price has not increased, or has declined by up to [10%], relative to the Gold Strike), you will receive at maturity only repayment of the principal you invested, with no additional return.  Further, if the Gold Return is less than [–10.0%] on the Valuation Date  (that is, the Final Gold Price has declined by more than [10%] relative to the Gold Strike), you will lose principal in proportion to the percentage by which the decline in the Final Gold Price relative to the Gold Strike exceeds [10%]. Accordingly, in such circumstances the Redemption Amount per $10,000 note will be less than, and may be substantially less than, $10,000, and may be as little as [$1,000] (a loss of up to [$9,000] per $10,000 note).  Finally, because the maximum return on the notes is capped at the Max Return of [18.0%], holders of the notes will not benefit in any increase of the Final Gold Price relative to the Gold Strike exceeding [9.0%].

The price of gold is primarily affected by the global demand for and supply of gold, is subject to volatile price movements over short periods of time and is affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies. It is not possible to predict the aggregate effect of all or any combination of these factors.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of gold will affect the market value of the notes. It is expected that the market value of the notes will depend on where the price of gold is trading relative to the Gold Strike.  In addition to the notes being only [10%] principal protected if held to maturity, if you choose to sell your notes when the price of gold is trading at a level below the Gold Strike, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Changes in the volatility of gold and its price are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of gold or its price increases or decreases, the market value of the notes may be adversely affected. The volatility of gold and its price are affected by a variety of factors, including governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in gold, other precious metals or in financial instruments linked to gold or other precious metals.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of gold and, therefore, the value of your notes.

Active trading in gold or other precious metals may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade gold and other precious metals, futures contracts on gold and other precious metals on a spot and forward basis and other contracts and products in or related to gold and other precious metals and other derivative products (including futures contracts, options on futures contracts and options and swaps on gold and other precious metals).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to gold or futures contracts on gold and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the price of gold, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The notes are subject to risks associated with a lack of diversification.

Because the notes are linked to gold, it will be less diversified than other notes linked to a broader range of products, and therefore could experience greater volatility.  Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

The return on your notes may not reflect all developments in gold prices prior to the Valuation Date.

Because the Redemption Amount will be based on the Gold Return, which in turn is calculated based on the Final Gold Price on the Valuation Date, which is a single Valuation Business Day near the end of the term of the notes.  As a result, the price of gold at other times during the term of the notes or at the Maturity Date could be higher or lower than the Final Gold Price on the Valuation Date.  This difference could be particularly large if there is significant volatility in the price of gold during the term of the notes, especially on dates near the Valuation Date.

Lack of regulation.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell gold, or futures contracts or other derivative contracts on gold, for the benefit of holders of the notes. An investment in the notes does not constitute either an investment in gold or in a collective investment vehicle that trades in gold.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to Gold.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of gold. These views are sometimes communicated to clients who participate in the markets for gold and other precious metals.  However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for gold may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate gold and other precious metals markets, and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future gold price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to gold. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future price movements of gold constitutes a recommendation as to the merits of an investment in your notes.

Suspension or disruption of market trading in gold and certain other events may require a postponement in the Valuation Date, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in gold, constitute Disruption Events under the terms of the notes.  For further information on these events, see “Disruption Events” above.  To the extent any of these events occurs and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled Valuation Business Days after the Valuation Date, the Final Gold Price used to calculate the Gold Return will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the Gold Price and any other information that in good faith it deems relevant.  In the event the Valuation Date is delayed, the Gold Return may be lower, and could result in the Redemption Amount being lower (and potentially resulting in a greater loss of principal), than what you may have anticipated based on the last available price for gold as of the scheduled Valuation Date.

An investment in the notes is subject to risks associated with the London Bullion Market Association and the London bullion market.

Gold is traded on the London bullion market, which is the market in London on which the members of the London Bullion Market Association, or LBMA, quote prices.   Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges or markets involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.   The LBMA is a self-regulatory association of bullion market participants.   Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity.  If the LBMA should cease operations, if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LBMA should change any rule or bylaw or take emergency action under its rules, the market for gold, and consequently the Final Gold Price (and consequent Redemption Amount) or the value of the notes, may be affected.  The London bullion market is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of London bullion market trading. For example, there are no daily price limits on the London bullion market which would otherwise restrict fluctuations in the prices of London bullion market contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as financial contracts, as described under “Supplemental United States Federal Income Tax Consequences-Financial Contracts” in the Series I MTN prospectus supplement.  However, no statutory, judicial or administrative authority directly addresses the treatment of the notes and the characterization of the notes as financial contracts is uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

Information on Gold and the LBMA

The Redemption Amount payable on the Maturity Date will be determined by the Gold Return, which is dependent on the Final Gold Price.  The Final Gold Price will be the official afternoon fixing price for Gold on the Valuation Date, stated in U.S. dollars per fine troy ounce, as calculated and quoted by the London Bullion Market Association (the “LBMA”). Lehman Brothers Holdings Inc. has derived all information regarding the LBMA from publicly available sources.  Information concerning the LBMA and gold trading on the LBMA reflects the policies of, and is subject to change without notice by, the LBMA.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Gold Price is published on Bloomberg page “GOLDLNPM” and Reuters page “XAUFIXPM”.

The, LBMA is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange-traded futures and options and other derivatives. The principal representative body of the London gold bullion market is the LBMA. The LBMA, which was formally incorporated in 1987, is a self-regulatory association currently comprised of 60 members, of which 9 are market-making members, plus a number of associate members around the world.

Twice daily during London trading hours, at 10:30 a.m. and 3:00 p.m., there is an official “fixing” which provides reference gold prices, quoted in U.S. dollars per fine troy ounce, for that day’s trading.  Formal participation in the London gold fixing is traditionally limited to five market-making members of the LBMA.

Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representatives at the fixing. Orders may be changed at any time during these proceedings. Prices are adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. There are no price limits applicable to LBMA contracts and, consequently, prices could decline without limitation over a period of time.

Historical Gold Prices

The following charts show the daily Gold Price, expressed as the U.S. dollar price per fine troy ounce, on the Relevant Market from September 27, 2002 through September 28, 2007, using historical data obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data is not necessarily indicative of the future performance of Gold Prices, the Gold Return, or what the value of the notes may be.  Fluctuations in Gold Prices make it difficult to predict whether or not the Gold Return will be greater or less than
[–10.000%] and consequently whether the Redemption Amount payable at maturity will be greater or less than the principal amount invested.  Historical fluctuations in Gold Prices may be greater or lesser than fluctuations experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The Redemption Amount payable on the Maturity Date will be determined by the Gold Return, which is dependent on the Final Gold Price.  If the Gold Return on the Valuation Date is greater than 0.0% but less than [9.0%] (i.e., the Final Gold Price has increased by up to [9.0%] relative to the Gold Strike), the Redemption Amount per $10,000 note payable on the Maturity Date will equal $10,000 plus the product of $10,000 and the Gold Return multiplied by the Participation Rate.  If the Gold Return on the Valuation Date is greater than or equal to [9.0%] (i.e., the Final Gold Price has increased by [9.0%] or more relative to the Gold Strike), the Redemption Amount per $10,000 note payable on the Maturity Date will equal $10,000 plus the product of $10,000 and the Max Return.  Thus, because the maximum return on the notes is capped at the Max Return of [18.0%], holders of the notes will not benefit in any increase of the Final Gold Price relative to the Gold Strike exceeding [9.0%].

However, if the Final Gold Price depreciates relative to the Gold Strike, the notes are only [10%] principal protected, even if held to maturity. If the Gold Return on the Valuation Date is equal to or less than 0.0% but greater than or equal to [–10.0%] (i.e, the Final Gold Price has not increased, or has decreased by up to [10%], relative to the Initial Gold Price), the Redemption Amount per $10,000 note payable on the Maturity Date will equal $10,000, the repayment of the principal you invested, with no additional return.  If, however, the Gold Return on the Valuation Date is less than [–10.0%] (i.e., the Final Gold Price has declined by more than [10%] relative to the Gold Strike), you will lose principal in proportion to the percentage by which the decline in the Final Gold Price relative to the Gold Strike exceeds [10%].  Accordingly, in such circumstances the Redemption Amount per $10,000 note will be less than, and may be substantially less than, $10,000, and may be as little as [$1,000] (a loss of up to [$9,000] per $10,000 note).

The table and examples below illustrate the hypothetical Redemption Amount at maturity per $10,000 principal amount of notes, based on hypothetical Final Gold Prices (which will be determined on the Valuation Date) and the consequent range for the Gold Return from +50.0% to –50.0% (i.e., from 50% appreciation to 50% depreciation in the Final Gold Price relative to the Gold Strike).  The table and examples below also assume hypothetical values for the Max Return of 18%, the Participation Rate of 200.0% and the Gold Strike of $700 (each of which will be determined on the Trade Date).  The following results are based solely on the hypothetical examples cited; the Final Gold Prices and associated Gold Returns have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Gold Price.  Numbers in the table and examples below have been rounded to two decimal places for ease of analysis.

Final Gold Price	Gold Return[1]	Redemption Amount per $10,000 Note
$1,050.00	50.00%	$11,800
$910.00	30.00%	$11,800
$875.00	25.00%	$11,800
$840.00	20.00%	$11,800
$805.00	15.00%	$11,800
$763.00	9.00%	$11,800

$752.50	7.50%	$11,500
$735.00	5.00%	$11,000
$717.50	2.50%	$10,500

$700.00	0.00%	$10,000
$682.50	–2.50%	$10,000
$665.00	–5.00%	$10,000
$647.50	–7.50%	$10,000
$630.00	–10.00%	$10,000

$560.00	–20.00%	$9,000
$525.00	–25.00%	$8,500
$490.00	–30.00%	$8,000
$350.00	–50.00%	$6,000

1.             The Gold Return is equal to difference of the Final Gold Price minus the Gold Strike, divided by the Gold Strike.

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Final Gold Price increases relative to the Gold Strike, resulting in a Gold Return of 15.00% and a Redemption Amount of $11,800 per $10,000 note.

Because the Gold Return on the Valuation Date is greater than 9.0%, the Redemption Amount is equal to $10,000 + ($10,000 x Max Return), and is calculated as follows:

Redemption Amount = $10,000 + ($10,000 x 18.00%) = $11,800

Example 2: The Final Gold Price increases relative to the Gold Strike, resulting in a Gold Return of 2.50% and a Redemption Amount of $10,500 per $10,000 note.

Because the Gold Return on the Valuation Date is greater than zero but less than 9.00%, the Redemption Amount is equal to $10,000 + ($10,000 x Gold Return x Participation Rate), and is calculated as follows:

Redemption Amount = $10,000 + ($10,000 x 2.50% x 200.00%) = $10,500

Example 3: The Final Gold Price decreases relative to the Gold Strike, resulting in a Gold Return of –5.00% and a Redemption Amount of $10,000 per $10,000 note.

Because the Gold Return on the Valuation Date is greater than –10.00% but less than zero, the Redemption Amount is equal to the principal invested, with no additional return.

Example 4: The Final Gold Price decreases relative to the Gold Strike, resulting in a Gold Return of –25.00% and a Redemption Amount of $8,500 per $10,000 note.

Because the Gold Return on the Valuation Date is less than 10.00%, the Redemption Amount is equal to $10,000 + [$10,000 x (Gold Return + 10.0%)], and is calculated as follows:

Redemption Amount = $10,000 + [$10,000 x (–25.00% + 10.00%)] = $8,500